UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Flagstone Reinsurance Holdings, S.A.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3529T105
(CUSIP Number)

June 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

*     Rule 13d-1(b)

☒     Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3529T105

1        Name of Reporting Person:     Haverford (Bermuda) Ltd.
I.R.S. Identification No. of above person (entities only):     N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:    Bermuda

Number of                              5           Sole Voting Power:     2,849,868   common shares
Shares
Beneficially                            6           Shared Voting Power:   -0-    common shares
Owned by
Each                                7           Sole Dispositive Power:     2,849,868    common shares
Reporting
Person With       8   Shared Dispositive Power:    -0-    common shares

9           Aggregate Amount Beneficially Owned by Each Reporting Person: 2,849,868 common shares

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): *

11         Percent of Class Represented by Amount in Row (9):   3.7%*

12         Type of Reporting Person (See Instructions):    CO

_________________
*	Based on 78,009,113 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

CUSIP No.  G3529T105

1         Name of Reporting Person:    Mark J. Byrne
I.R.S. Identification No. of above person (entities only): N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:     Ireland

Number of                              5           Sole Voting Power:     -0-   common shares
Shares
Beneficially                            6          Shared Voting Power:    8,055,024   common shares*
Owned by
Each                                7           Sole Dispositive Power:     -0-   common shares
Reporting
Person With              8   Shared Dispositive Power:    8,055,024   common shares*

9           Aggregate Amount Beneficially Owned by Each Reporting Person:     8,055,024 common shares*

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): *

11         Percent of Class Represented by Amount in Row (9):     10.3%**

12         Type of Reporting Person (See Instructions):    IN

_________________
*
Mr. Byrne is the Chairman and Chief Executive Officer of Haverford (Bermuda) Ltd., and therefore has investment and voting control over the 2,849,868 common shares of the issuer held of record by Haverford (Bermuda) Ltd. Limestone Business Limited owns 5,155,156 common shares of the Issuer. Limestone is owned by a trust, established for the benefit of others, for which Mr. Byrne is the settlor.  Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

**	Based on 78,009,113 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

CUSIP No.  G3529T105

1         Name of Reporting Person:    Limestone Business Limited
I.R.S. Identification No. of above person (entities only):    N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:     British Virgin Islands

Number of                              5           Sole Voting Power:     -0-   common shares
Shares
Beneficially                            6          Shared Voting Power:    8,055,024   common shares*
Owned by
Each                                7           Sole Dispositive Power:     -0-   common shares
Reporting
Person With              8   Shared Dispositive Power:    8,055,024   common shares*

9           Aggregate Amount Beneficially Owned by Each Reporting Person: 8,005,024 Common Shares*

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11         Percent of Class Represented by Amount in Row (9):     10.3% **

12         Type of Reporting Person (See Instructions):    CO

_________________
*	Limestone Business Limited is the record holder of 5,155,156 common shares of the Issuer and is the sole owner of Haverford (Bermuda) Ltd., which owns 2,849,868 common shares of the Issuer.

**	Based on 78,009,113 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

CUSIP No.  G3529T105

Item 1.

     (a)            Name of Issuer:    Flagstone Reinsurance Holdings, S.A.

(b)	Address of Issuer's Principal Executive Offices:

37 Val St. André
L-1128
Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B153214

Item 2.

(a)	Name of Persons Filing:

(i)        Haverford (Bermuda) Ltd., a Bermuda company
   (ii)        Limestone Business Limited, a British Virgin Islands company
(iii)      Mark J. Byrne, an Irish citizen

(b)	Address of Principal Business Office or, if none, Residence:

Suite 504 48
Par la Ville Road Hamilton
HM11 Bermuda

(c)
Citizenship:  Each of the entities or persons identified in 2(a) above is a company or individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity’s or person’s name.

(d)	Title of Class of Securities: Common Shares, par value $0.01 per share (“common shares”)

(e)	CUSIP No.: G3529T105

Item 3.  Not applicable

Item 4.  Ownership

(a)         Amount beneficially owned*:

(i)
Haverford (Bermuda) Ltd. owns 2,849,868 common shares of the Issuer. Mr. Byrne is the Chairman and Chief Executive Officer of Haverford (Bermuda) Ltd. and therefore has investment and voting control over these shares.

(ii)
Limestone Business Limited is the sole owner of Haverford (Bermuda) Ltd. and also directly owns 5,155,156 common shares of the Issuer. Limestone is owned by a trust, established for the benefit of others, for which Mr. Byrne is the settlor.  Mr. Byrne disclaims beneficial ownership of these shares.

CUSIP No.  G3529T105

(iii)
Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

_________________
*	The shares owned by Limestone Business Limited are reported pursuant to Rule 13d-1(c). All other shares are reported pursuant to Rule 13d-1(d).

(b)	Percent of class*:

Haverford (Bermuda) Ltd.	3.7%
Mark J. Byrne	10.3%
Limestone Business Limited	10.3%
       _________________
*	Based on 78,009,113 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

(c)	Number of shares as to which such person has:

(i)              Sole power to vote or direct the vote:

Haverford (Bermuda) Ltd.	2,849,868
Mark J. Byrne*	-0-
Limestone Business Limited*	-0-

(ii)              Shared power to vote or direct the vote:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne*	8,055,024
Limestone Business Limited*	8,005,024

(iii)              Sole power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.	2,849,868
Mark J. Byrne*	-0-
Limestone Business Limited*	-0-

(iv)              Shared power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne*	8,055,024
Limestone Business Limited*	8,005,024

*
Mr. Byrne is the Chairman and Chief Executive Officer of Haverford (Bermuda) Ltd., and therefore has investment and voting control over the 2,849,868 common shares of the issuer held of record by Haverford (Bermuda) Ltd. Limestone Business Limited is the sole owner of Haverford (Bermuda) Ltd. and also directly owns 5,155,156 common shares of the Issuer. Limestone is owned by a trust, established for the benefit of others, for which Mr. Byrne is the settlor.  Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

CUSIP No.  G3529T105

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

                   See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.	Identification and Classification of Members of the Group

                    Not applicable.  Each of the Reporting Persons expressly disclaims membership in a “group” as defined in
                    Rule 13d-5 of the Exchange Act.

Item 9.	Notice of Dissolution of Group

                    Not applicable.

Item 10.	Certification

                    Not applicable.

CUSIP No.  G3529T105

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2010

HAVERFORD (BERMUDA) LTD. By: /s/ Mark Byrne
Name: Mark Byrne Title: Chairman
/s/ Mark Byrne
Mark J. Byrne
LIMESTONE BUSINESS LIMITED By: SOLON DIRECTOR LIMITED, its Director By: /s/ Andrew Dawson
Name: Andrew Dawson
By: /s/ John Kleynhans Name: John Kleynhans

CUSIP No.  G3529T105

Exhibit I
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common shares of Flagstone Reinsurance Holdings, S.A.

Dated: September 21, 2010

HAVERFORD (BERMUDA) LTD. By: /s/ Mark Byrne
Name: Mark Byrne Title: Chairman
/s/ Mark Byrne
Mark J. Byrne
LIMESTONE BUSINESS LIMITED By: SOLON DIRECTOR LIMITED, its Director By: /s/ Andrew Dawson
Name: Andrew Dawson
By: /s/ John Kleynhans Name: John Kleynhans